September 5, 2024

Kun Dai
Chairman and Chief Executive Officer
Uxin Ltd
21/F, Donghuang Building
No. 16 Guangshun South Avenue
Chaoyang District, Beijing 100102
People   s Republic of China

       Re: Uxin Ltd
           Amendment No. 2 to Registration Statement on Form F-3
           Filed August 6, 2024
           File No. 333-268111
Dear Kun Dai:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 22, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-3 Filed August 6, 2024 Risk Factors
Risks Related to Doing Business in China
We are required to complete the filing procedure with the CSRC..., page 17

1. We note your amended disclosure in response to prior comment 5; however, the disclosure here should not be qualified by materiality. Please revise to disclose the rectification notice from the Ministry of Industry and Information Technology and your subsequent rectification of the issue.
 September 5, 2024
Page 2
General

2. We note that you have increased the number of Class A ordinary shares available for resale from 5,951,088,705 to 52,490,736,929 and that as of August 6, 2024, you had
       56,343,198,438 Class A ordinary shares outstanding. Please revise to disclose the transactions in which the selling shareholders received such shares and the prices paid for such shares. Please also include risk factor disclosure that describes the risks associated with the significant number of shares issued and available for resale, including the dilutive impact that on existing shareholders, as well as the fact that both selling shareholder entities are controlled by directors. Further, given the nature of the offering and its significant size relative to the number of shares outstanding held by non-affiliates, it appears that this transaction may be an indirect primary offering by or on behalf of the company. Accordingly, please either revise your prospectus to disclose that the selling shareholders will offer the shares at a fixed price for the duration of the offering and identify the selling shareholders as underwriters, or provide us with a detailed analysis as to why the proposed offering by the selling shareholders is not an indirect primary offering on your behalf and thus should appropriately be characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. Please include in your analysis the factors discussed in Question 612.09 of our Compliance & Disclosure
       Interpretations for Securities Act Rules.

       Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Shu Du, Esq